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W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com
1401 I Street NW, Suite 1100 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

May 20, 2021

VIA EDGAR SUBMISSION

EDGAR Operations Branch
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NEWashington, D.C. 20549

Re:
Teucrium Commodity Trust

Teucrium Bitcoin Futures Fund

Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Teucrium Bitcoin Futures Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are transmitting electronically for filing the Trust’s initial Registration Statement on Form S-1 for the Fund (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the issuance of common shares of the Fund.

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours,

W. Thomas Conner
Shareholder

WTC/JMS

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